Andy Williams · 3rd

Head Scout at Real Salt Lake

Herriman, Utah, United States · 500+ connections · **Contact info**

 **Real Salt Lake**

 **University of Rhode**

Experience

 **Head Scout**
Real Salt Lake
Jan 2012 – Present · 9 yrs 2 mos

Education

 **University of Rhode Island**
1994 – 1998

St. Georges College

Skills & endorsements

Scouting · 35

 Endorsed by **12 of Andy's colleagues at Real Salt Lake**

Soccer · 26

 Endorsed by **Robert Boyle and 1 other who is highly skilled at this**

 Endorsed by **5 of Andy's colleagues at R(Lake**

Player Development · 19

 Endorsed by **3 of Andy's colleagues at Real Salt Lake**

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Interests

St. Georges College
5,137 followers

 **Real Salt Lake**
4,011 followers

 **University of Rhode Island**
96,869 followers